Exhibit 99.1

Weibo Reports Second Quarter 2015 Results

BEIJING, August 18, 2015—Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•                   Net revenues increased 39% year over year to $107.8 million, exceeding the Company’s guidance between $102 million and $105 million.

•                  Advertising and marketing revenues increased 47% year over year to $87.9 million.

•                  Weibo Value Added Services (“Weibo VAS”) revenues increased 13% year over year to $20.0 million.

•                  Net income attributable to Weibo’s ordinary shareholders was $4.2 million, or $0.02 diluted net income per share, compared to a net loss of $15.5 million for the same period last year, or diluted net loss per share of $0.08.

•                  Non-GAAP net income attributable to Weibo’s ordinary shareholders was $10.9 million, or non-GAAP diluted net income per share of $0.05, compared to a non-GAAP net loss of $5.1 million for the same period last year, or non-GAAP diluted net loss per share of $0.03.

•                  Non-GAAP adjusted EBITDA was $15.4 million, compared to a non-GAAP adjusted EBITDA of negative $1.8 million for the same period last year.

•                      Monthly active users (“MAUs”) were 212 million for June 2015, up 36% year over year. Mobile MAUs represented 85% of total MAUs in June 2015. Daily active users (“DAUs”) were 93 million on average for June 2015, up 34% year over year.

“Weibo’s MAU growth continues to be robust, reaching 212 million in June, as we sought to improve user experience, increase penetration into lower tiered cities and expand our partnerships with the television and movie industries,” stated Gaofei Wang, Weibo’s CEO. “We are also seeing strong momentum in the adoption of Weibo social advertising, especially in the SME segment, where our revenues grew 163% year over year and the number of customers reached 443,000 in the second quarter of 2015.”

Second Quarter 2015 Financial Results

For the second quarter of 2015, Weibo reported net revenues of $107.8 million, compared to $77.3 million for the same period last year. Advertising and marketing revenues for the second quarter of 2015 totaled $87.9 million, compared to $59.6 million for the same period last year. Weibo VAS revenues for the second quarter of 2015 totaled $20.0 million, compared to $17.7 million for the same period last year.

Costs and expenses for the second quarter of 2015 totaled $105.5 million, compared to $88.0 million for the same period last year. Non-GAAP costs and expenses for the second quarter of 2015 was $98.1 million, up 16% from the same period last year. The increase in non-GAAP costs and expenses was mainly due to the increase in game and other revenue share associated with higher revenues, infrastructure-related costs resulting from traffic growth and personnel-related costs.

Income from operations for the second quarter of 2015 was $2.3 million, compared to a loss from operations of $10.7 million for the same period last year. Non-GAAP income from operations for the second quarter of 2015 was $9.7 million, compared to a non-GAAP loss from operations of $7.0 million for the same period last year.

Non-operating income for the second quarter of 2015 was $2.2 million, compared to a non-operating loss of $5.1 million for the same period last year, which included a loss of $6.8 million from the change in fair value of investor option liability in connection with Alibaba’s investment in Weibo.

Net income attributable to Weibo’s ordinary shareholders for the second quarter of 2015 was $4.2 million, or net income per share of $0.02, compared to a net loss of $15.5 million for the same period last year, or net loss per share of $0.08. Non-GAAP net income attributable to Weibo’s ordinary shareholders for the second quarter of 2015 was $10.9 million, or net income per share of $0.05, compared to a non-GAAP net loss of $5.1 million for the same period last year, or net loss per share of $0.03.

As of June 30, 2015, Weibo’s cash, cash equivalents and short-term investments totaled $337.1 million. For the three months ending June 30, 2015, cash, cash equivalents and short-term investments decreased $117.9 million, primarily resulting from equity investments, including an investment of $142 million in Xiaoju Kuaizhi. Inc., the Cayman holding company of Didi Taxi and Kuaidi Taxi. For the second quarter of 2015, cash provided by operating activities was $51.4 million, capital expenditures totaled $3.7 million, and depreciation and amortization expenses amounted to $5.9 million.

Business Outlook

For the third quarter of 2015, Weibo estimates that its net revenues to be between $120 million and $123 million. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures:  non-GAAP costs and expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP diluted net income (loss) per share attributable to Weibo’s ordinary shareholders and non-GAAP adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets net of tax, change in fair value of investor option liability, and gain (loss) on the sale of investments and impairment on investments. In addition, non-GAAP adjusted EBITDA excludes depreciation expenses, interest income (expenses) and income tax expenses (benefits). The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of GAAP and Non-GAAP Measures.”

The unaudited condensed consolidated statements of operations and balance sheets have been prepared assuming that the Weibo funds acquired from SINA on June 30, 2015 had been in existence throughout the periods. Impact of such funds to each period was not significant.

Conference Call

Weibo will host a conference call at 9 PM — 10 PM Eastern Time on August 18, 2015 (or 9 AM — 10 AM Beijing Time on August 19, 2015) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 (888) 346-8982

Hong Kong Toll Free:  +852 800-905-945

China Toll Free:  +86 400-120-1203

International:  +1 (412) 902-4272

Passcode for all regions:  Weibo

A replay of the conference call will be available through midnight Eastern Time, August 28, 2015. The dial-in number is +1 (412) 317-0088. The passcode for the replay is 10071127.

About Weibo Corporation

Weibo is a leading social media for people to create, share and discover Chinese-language content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide variety of advertising and marketing solutions to its customers, ranging from large brand advertisers to Alibaba/e-commerce merchants to small and medium sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads, promoted feeds and event-based ad solutions. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness on Weibo.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to develop the small and medium enterprise market by the Company or through cooperation with other parties, including Alibaba;

failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 28, 2015 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3112

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2015	2014	2015	2015	2014
		Restated (a)	Restated (a)		Restated (a)
Net revenues:
Advertising and marketing	$87,867	$59,583	$79,160	$167,027	$111,436
Weibo VAS	19,975	17,737	17,130	37,105	33,394
Total net revenues	107,842	77,320	96,290	204,132	144,830

Costs and Expenses:
Cost of revenues (b)	33,689	19,700	28,925	62,614	37,143
Sales and marketing (b)	28,514	30,015	31,186	59,700	53,873
Product development (b)	35,009	32,155	34,328	69,337	60,963
General and administrative (b)	8,292	6,118	6,372	14,664	11,758
Total costs and expenses	105,504	87,988	100,811	206,315	163,737
Income (loss) from operations	2,338	(10,668)	(4,521)	(2,183)	(18,907)

Non-operating (loss) income:
Change in fair value of investor option liability	—	(6,784)	—	—	(46,972)
Loss from equity method investments, net	—	—	(4)	(4)	—
Gain on sale of and impairment on investments, net	608	160	—	608	160
Interest and other income , net	1,621	1,514	1,460	3,081	1,814
	2,229	(5,110)	1,456	3,685	(44,998)

Income (loss) before income tax expenses	4,567	(15,778)	(3,065)	1,502	(63,905)
Income tax benefits (expenses)	(414)	732	5	(409)	1,308

Net income (loss)	4,153	(15,046)	(3,060)	1,093	(62,597)
Less: Net income (loss) attributable to noncontrolling interest	(43)	469	(10)	(53)	425

Net income (loss) attributable to Weibo’ ordinary shareholders	$4,196	$(15,515)	$(3,050)	$1,146	$(63,022)

Basic net income (loss) per share attributable to Weibo’s ordinary shareholders	$0.02	$(0.08)	$(0.01)	$0.01	$(0.37)
Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	$0.02	$(0.08)	$(0.01)	$0.01	$(0.37)

Shares used in computing basic net income (loss) per share attributable to Weibo’s ordinary shareholders	207,512	192,190	204,985	206,267	171,508
Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	218,125	192,190	204,985	217,351	171,508

(a) The unaudited condensed consolidated statements of operations have been prepared assuming that the Weibo funds acquired from SINA on June 30, 2015 had been in existence throughout the periods.

(b) Stock-based compensation in each category:

Cost of revenues	$289	$187	$252	$541	$356
Sales and marketing	735	433	694	1,429	690
Product development	2,401	989	2,308	4,709	1,581
General and administrative	3,568	1,831	2,293	5,861	3,002

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30,	December 31,
	2015	2014
		Restated (a)
Assets
Current assets:
Cash and cash equivalents	$218,633	$284,865
Short-term investments	118,471	166,414
Accounts receivable, net	127,548	120,210
Prepaid expenses and other current assets	37,326	18,375
Current assets subtotal	501,978	589,864

Property and equipment, net	26,201	30,874
Goodwill and intangible assets, net	14,430	15,191
Investments	227,200	63,777
Other assets	6,846	3,808
Total assets	$776,655	$703,514

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$308	$2,420
Accrued liabilities	144,513	87,595
Deferred revenues	23,915	20,957
Amount due to SINA	11,277	24,279
Current liabilities subtotal	180,013	135,251

Long-term liabilities	686	873
Total liabilities	180,699	136,124

Shareholders’ equity :
Weibo ordinary shareholders’ equity	587,761	559,204
Non-controlling interest	8,195	8,186
Total shareholders’ equity	595,956	567,390

Total liabilitiesand shareholders’ equity	$776,655	$703,514

(a) The unaudited condensed combined and consolidated statements of balance sheet have been prepared assuming that the Weibo funds acquired from SINA on June 30, 2015 had been in existence throughout the periods.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF GAAP and NON-GAAP MEASURES

(U.S. Dollars in thousands, except per share data)

	Three months ended
	June 30, 2015				June 30, 2014				March 31, 2015
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$87,867			$87,867	$59,583			$59,583	$79,160			$79,160
Weibo VAS	19,975			19,975	17,737			17,737	17,130			17,130
Net revenues	$107,842			$107,842	$77,320			$77,320	$96,290			$96,290

		(6,993	)(a)			(3,440	)(a)			(5,547	)(a)
		(373	)(b)			(273	)(b)			(371	)(b)
Total costs and expenses	$105,504	$(7,366)		$98,138	$87,988	$(3,713)		$84,275	$100,811	$(5,918)		$94,893

		6,993	(a)			3,440	(a)			5,547	(a)
		373	(b)			273	(b)			371	(b)
Income (loss) from operations	$2,338	$7,366		$9,704	$(10,668)	$3,713		$(6,955)	$(4,521)	$5,918		$1,397

						3,440	(a)
		6,993	(a)			214	(b)
		268	(b)			6,784	(c)			5,547	(a)
		(516	)(d)			8	(d)			269	(b)
Net income (loss) attributable to Weibo’s ordinary shareholders	$4,196	$6,745		$10,941	$(15,515)	$10,446		$(5,069)	$(3,050)	$5,816		$2,766

Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	$0.02			$0.05	$(0.08)			$(0.03)	$(0.01)			$0.01

Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	218,125	—		218,125	192,190	—		192,190	204,985	11,488	(e)	216,473

Non-GAAP adjusted EBITDA:

Non-GAAP net income (loss)				$10,941				$(5,069)				$2,766
Depreciation expenses				5,521				5,329				5,259
Interest income, net				(1,562)				(1,395)				(1,381)
Income tax expenses (benefits)				507				(673)				88
Non-GAAP adjusted EBITDA				$15,407				$(1,808)				$6,732

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF GAAP and NON-GAAP MEASURES

(U.S. Dollars in thousands, except per share data)

	Six months ended
	June 30, 2015				June 30, 2014
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$167,027			$167,027	$111,436			$111,436
Weibo VAS	37,105			37,105	33,394			33,394
Net revenues	$204,132			$204,132	$144,830			$144,830

		(12,540	)(a)			(5,629	)(a)
		(744	)(b)			(553	)(b)
Total costs and expenses	$206,315	$(13,284)		$193,031	$163,737	$(6,182)		$157,555

		12,540	(a)			5,629	(a)
		744	(b)			553	(b)
Income (loss) from operations	$(2,183)	$13,284		$11,101	$(18,907)	$6,182		$(12,725)

						5,629	(a)
		12,540	(a)			405	(b)
		537	(b)			46,972	(c)
		(516	)(d)			8	(d)
Net income (loss) attributable to Weibo’s ordinary shareholders	$1,146	$12,561		$13,707	$(63,022)	$53,014		$(10,008)

Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	$0.01			$0.06	$(0.37)			$(0.06)

Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	217,351	—		217,351	171,508	—		171,508

Non-GAAP adjusted EBITDA:

Non-GAAP net income (loss)				$13,707				$(10,008)
Depreciation expenses				10,780				10,463
Interest income, net				(2,943)				(1,745)
Income tax expenses (benefits)				595				(1,160)
Non-GAAP adjusted EBITDA				$22,139				$(2,450)

(a)	To adjust stock-based compensation.
(b)	To adjust amortization of intangible assets and tax provision on amortization of acquired intangible assets.
(c)	To adjust the change in fair value of investor option liability.
(d)	To adjust gain (loss) on sale of investments, and impairment on investments, net.
(e)	To adjust the number of shares used in computing diluted net income per share from diluted net loss per share.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2015	2014	2015	2015	2014

Net revenues
Advertising and marketing:
Advertising and marketing other than Alibaba	$59,444	$37,401	$44,667	$104,111	$69,393
Alibaba	28,423	22,182	34,493	62,916	42,043
Subtotal	87,867	59,583	79,160	167,027	111,436

Weibo VAS	19,975	17,737	17,130	37,105	33,394
	$107,842	$77,320	$96,290	$204,132	$144,830